Mail Stop 7010

            August 19, 2005

Mr. John U. Clarke
Chief Executive Officer and Chairman of the Board of Directors
NATCO Group Inc.
2950 N. Loop West, 7th Floor
Houston, Texas 77092

	RE:	Form 10-K/A for the Fiscal Year Ended December 31, 2004
		Forms 10-Q for the Quarters Ended March 31 and June 30,
2005
		File No. 1-15603

Dear Mr. Clarke:

		We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K/A for the Year Ended December 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions please show us in your response what the revisions will look like. Such revisions may be included in your future filings, including your interim filings where appropriate.

Item 7. - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 23

Critical Accounting Policies and Estimates, page 24

2. Your reference to your significant accounting policies within your historical financial statements does not provide the level of detail required by SEC Interpretive Release No. 33-8350, SEC Other Release
No. 33-8040 and SEC Proposed Release No. 33-8098, all of which you can find on our website at www.sec.gov. Your critical accounting policies and estimates section is to focus on those estimates that are critical to your consolidated financial statements. The discussion is to include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor the financial statement impact if actual results differ from the estimate made by management. Please identify all of your critical policies and estimates and expand your discussion to address the following areas:

* Types of assumptions underlying the most significant and subjective estimates;

* Sensitivity of those estimates to deviations of actual results from management`s assumptions; and

* Circumstances that have resulted in revised assumptions in the past.

Results of Operations, page 27

3. In circumstances where there is more than one business reason identified as contributing to a change between periods, please quantify the incremental impact of each individual business reason discussed if practicable.

Financial Statements, page 46

Consolidated Statements of Operations, page 47

4. Please revise your statement of operations to separately state revenues related to products and services as required by Rule 5-
03.1
unless the criteria for combination per Rule 5-03(b) are met.


Consolidated Statements of Cash Flows, page 49

5. Please tell us why your net payments on post-retirement benefit liability would not be more appropriately classified as an operating activity within your consolidated statements of cash flows. In this regard, these cash flows do not appear to relate to the type of financing activities identified in paragraphs 18 and 20 of SFAS 95.
In this regard, we assume that the underlying obligation relates to the historical operating activities of your predecessor.

Note 2 - Summary of Significant Accounting Policies, page 50

6. You indicate that revenues from significant contracts (that is, traditional equipment or engineered systems contracts greater than $250,000 and expected to be longer than four months in duration and certain automation & control contracts and orders) are recognized on the percentage of completion. We have the following comments in this regard:

* Please revise your disclosure to clarify the nature of traditional equipment contracts. Confirm that these contracts would not be outside the scope of SOP 81-1 as indicated by paragraph 14 of SOP
81-
1.

* Please revise your disclosure to clarify why your revenue recognition policy does not address the significance of certain automation & control contracts and orders. That is, why isn`t the $250,000 and longer than four months in duration criteria applied to your automation & control contracts and orders.

7. Please tell us the amount of revenues recognized for the periods presented from contracts not characterized as significant and therefore not accounted for under the percentage of completion. We assume that such amounts are not material or did not have a material impact on your results of operations or trends as we do not see any mention of these contracts in your Management`s Discussion and Analysis in your Form 10-K or Form 10-Qs.

Warranty Costs, page 53

8. Please revise to include the disclosure required by paragraph
14
of FIN 45 for each period presented.


Note 7 - Property, Plant and Equipment, Net, page 60

9. We note you continue to carry your Covington, Louisiana manufacturing facility closed in September 2003 as a non-current asset held for sale. Please tell us more regarding the current status of each of the factors listed in paragraph 30 of SFAS No. 144, including whether the exception to the one-year sale requirement provided by paragraph 31 is applicable. Please also tell us why you believe the facility`s carrying value as of December 31, 2004 is consistent with paragraphs 34-35 of SFAS 144.

Note 10 - Income Taxes, page 65

10. Please disclose in this note or in Management`s Discussion and Analysis why an additional $2.5 million valuation reserve was required related to Axsia`s UK entities.

Item 9A. Controls and Procedures, page 83

11. We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "...are effective to ensure that the Company is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods."
This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. This comment also applies to your quarterly reports on Form 10-Q.

12. Expand your disclosure to provide additional information regarding the specific actions you took to correct the material weakness reported in your Form 10-Q/A for the quarter ended
September
30, 2004.  Refer to 308(c) of Regulation S-K.

13. We note your disclosure that "Except as noted above with respect to our cash flow statement control procedures, there has been no other changes in our internal control over financial reporting that occurred during the quarter ended that has materially affected, or is reasonably likely to materially affect, the Company`s internal control over financial reporting." In future filings, please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Item 15. Exhibits, Financial Statement Schedules: (2) Financial
Statement Schedules, page 85

14. Please tell us where you have provided the disclosures required by Schedule II related to your allowance for doubtful accounts or revise your disclosure accordingly.

Exhibits 31.1 and 31.2

15. Please note that your certifications must be in the exact form specified by Item 601 of Regulation S-K. Please revise the subordinate clause in paragraph 4(d) to read, "...or is reasonably likely to materially affect..." This comment also applies to the certifications filed with your quarterly reports on Form 10-Q.


Form 10-Q for the Quarter Ended June 30, 2005

Note 10 - Business Segments, page 14

16. Please tell us more about your Oil & Water Technologies reporting segment. Clarify whether this reportable segment is comprised of aggregated operating segments. If so, provide tell us how you have met the aggregation criteria set forth in paragraph 17 of SFAS No.
131. Ensure your response includes a comprehensive analysis of the sales and gross margins for the last five years for each of the aggregated operating segments and address any apparent dissimilarity in the trends they depict.

Note 12 - Goodwill and Intangible Assets, page 16

17. Please disclose the goodwill allocated to each reportable segment in accordance with paragraph 45 of SFAS No. 142.


Item 4. Controls and Procedures, page 33

18. Please revise your disclosure on page 34 to clarify the period during which there were no changes in internal controls over financial reporting with material effect.


Form 8-K filed August 4, 2005

Exhibit 99.1

19. Please note that your segment performance measure, when presented as on a consolidated basis, is a non-GAAP measure. Please revise your future disclosures to comply with Item 100(a) of Regulation G by presenting a quantitative reconciliation of Segment Profit to the most directly comparable GAAP measure, which would be net income if
Segment Profit is presented as a performance measure.

*    *    *    *

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202)
551-
3691.

								Sincerely,



								Rufus Decker
								Accounting Branch Chief

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Mr. John U. Clarke
NATCO Group Inc.
August 19, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE